PETROBRAS
DISTRIBUIDORA S.A.

02060096

GCF - 423 /02

Rio de Janeiro, 21/11/2002

Securities and Exchange Commission
450 Fifth Street,N.W.
Washington, D.C. 20549
U.S.A.

NOV 26 2002

SUPPL

Re.: Submission of Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

File Nº.: 82 – 4153

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Dear Sirs,

Pursuant to Rule 12g3-2(b), under the Securities Exchange Act of 1934, as amended, PETROBRAS DISTRIBUIDORA hereby furnishes you with one copy of the following document:

Press Release on the financial performance as of September 30, 2002.

In the event that any questions should arise in connection with this matter, please contact the undersigned at PETROBRAS DISTRIBUIDORA (Tel: 5521-3876-4071; Fax:5521-3876-4974) - Rua General Canabarro nº 500 - 16º andar - Rio de Janeiro - RJ - 20271-905.

Very truly yours.

Carlos Rocha Velloso
Accounting Manager

PETROBRAS DISTRIBUIDORA S.A.

Third Quarter 2002 Earnings Release

PETROBRAS DISTRIBUIDORA S.A. – BR [BOVESPA: BRDT; OTC: PTBRY]. All operating and financial information is presented in Reais (R$), in accordance with Brazilian Corporate Law, unless otherwise stated.

Petrobras Distribuidora S.A. reported net income of R$ 586 million from January to September 2002, and R$ 58 million in 3Q-2002.

. Petrobras Distribuidora reported net income for 3Q-2002 of R$ 58 million (R$ 83 million in 3Q-2001 and R$ 147 million in 2Q-2002).

. Net income of R$ 586 million for the January/ September 2002 period (R$ 207 million year-to-date September 2001) was the result of an 9,6% increase in net sales, caused by the increases over the past 12 months of fuel prices at the refinery gate, as well as profits from changes in its investment portfolio, with the transfer to PETROBRAS of its holdings in 13 state gas distribution companies at the end of the first quarter.

. Gross Revenues for the third quarter were R$ 5.968 million, and Net Revenues R$ 4.894 million, representing a 11,6% and 11,7% increase, respectively, over 2Q-2002.

. Gross Revenues for the January/September 2002 period were R$15.922 million and Net Revenues were R$ 13.032 million (R$ 14.577 million and R$11.893 million, respectively, for the same period of 2001)

. Year-to-date September 2002 sales volume was practically unchanged at 19.812 thousand m^3, just 1,6% lower than that of the same period for the previous year (20.126 thousand m^3).

. The Company's cash generation (EBITDA) for the January/September 2002 period was R$396 million, (R$ 380 million for the same period in 2001).

. BR's market capitalization on September 30, 2002 was R$ 1.508 million (R$ 34,90 per thousand shares), a 27,9% increase over September 30 2001 (R$ 1.179 million, and R$ 27,30 per thousand shares).

Net Income

Petrobras Distribuidora reported net January/September 2002 income of R$ 586 million (R$ 207 million in January/September 2001), with operating income equivalent to 2,9% of net revenues (2,7% for the same period the previous year). Net 3Q-2002 income was R$ 58 million (R$ 83 million in 3Q-2001) with operating income equivalent to 1,9% of net revenues (3,0% in 3Q-2001).

RS million						
	3rd Quarter			Jan-Sep		
2nd Q2002	2002	2001		2002	2001	Δ %
4.379	4.894	4.388	Operating income	13.032	11.893	9,6
219	91	130	**Operating profit**	384	319	20,4
147	58	83	**Net Income for the period**	586	207	183,1
3,41	1,33	1,93	**Net Income per '000 shares**	13,56	4,80	182,5
1.892	1.508	1.179	**Market value**	1.508	1.179	27,9

The main factors affecting net income for the January/September 2002 period were:

- An increase in fuel sales volume, primarily of gasoline (9,2%) and diesel (5,2%).
- A R$ 312 million (41,3%) increase in operating expenses over the same period of the previous year, primarily as the result of:

➢ An increase in sales expenses, mainly:

a) A R$ 150 million (899,3%) increase over the previous period in provisions for doubtful debts;

b) Higher amortizations of conditional financing, the R$49,5 million (107,6%) increase in which was the result of a review of the data bases used in the Company's contracts system in the first semester;

c) A R$27,0 million (23,1%) increase over the same period last year in freight costs billed.

➢ A R$ 19,0 million (174,9%) increase over the previous year in contingency provisions, due to new court actions being brought, principally in the third quarter (R$ 20,3 million);

➢ An increase in Sales General and Administrative expenses, especially outsourced services, which increased R$ 20,6 million (95,7%) over the same period of the previous year;

➢ A R$ 10,9 million (18,5%) increase over the previous year in tax expenses (CPMF);

➢ An increase in non-operating revenues, due to profits booked on the transfer to PETROBRAS of the Company's equity stakes in 13 natural gas distribution companies (R$ 506 million) on March 28 2002.

Financial Highlights

	3rd Quarter			Jan-Sep	
2ndQ 2002	2002	2001		2002	2001
12,5	11,6	9,8	Gross margin (%)	11,1	9,0
5,0	1,9	3,0	Operating margin (%)	3,0	2,6
3,4	1,2	1,9	Net margin (%)	4,5	1,7
227	114	108	EBITDA – R$ million	396	380

The January/September 2002 gross margin increased 23,3% over the same period of 2001, reflecting the contribution generated, mainly, from an increase in sales volume of the Company's principal products: gasoline (+9,2%) and diesel (5,2%).

The 3Q-2002 gross margin registered a decline over 2Q-2002 (11,6% and 12,5%, respectively), due to the decline in fuel oil and gasoline sales during the quarter.

The January/September 2002 operating margin increased 11,1% over that of the same period in the previous year.

The Company's business activities yielded R$396 million of earnings before Interest, tax, depreciation and amortization (EBITDA) for the January/September 2002 period, 4,2% higher than for the first nine months of 2001.

Debt

	R$ million		
	30.09.2002	30.06.02	Δ %
Short-Term debt	972	789	23,2%
Long-Term debt	-	-	-
	972	789	23,2%
Net Debt/(Net + Equity) Ratio	31,8%	27,5%	15,6%
Total Assets	4.813	4,383	9,8%
Capital Structure (Liabilities/Total Assets)	55,5%	52,5%	5,7%

The Company's debt was comprised of amounts owed to PETRÓLEO BRASILEIRO S.A – PETROBRAS for the purchase and sale of products, under normal market conditions for such transactions.

Value Added Statement

	R$ million Jan-Sep 2002	R$ million Jan-Sep 2001
Revenues	**16.267**	**14.582**
Sales of Products and Services	15.922	14.577
Provision for Doubtful Debts	(164)	(15)
Non-operating Income Net	509	20
Raw Materials Acquired from Third Parties	**14.203**	**13.066**
Products and Services	13.627	12.638
Supplies, Energy, Third Party Services, Provisions and Others	576	428
Gross Added Value	**2.064**	**1.516**
Retained Value	**59**	**50**
Depreciation	59	50
Net Value Added	**2.005**	**1.466**
Value Added Received by Transfer	**172**	**107**
Financial Income and Foreign Currency Gains	172	107
Total Value Added to be Distributed	**2.177**	**1.573**
Distribution of Value Added	**2.177**	**1.573**
Personnel and Social Charges	183	190
Taxes, Rates and Contributions	1.253	1.055
Financial, Foreign Exchange, Interest and Rental Expenses	155	121
Profit for the Period	586	207

Cash Flow Statement

	R$ million	
	Jan-Sep	
	2002	2001
Net Income (Loss)	**586**	**207**
(+) Adjustments	257	165
Depreciation	59	51
Residual Value of Written-off Assets	49	1
Amortization of Conditional Loans	95	46
Provisions	91	47
Other Adjustments	(37)	20
Asset Reduction (increase)	(858)	(366)
Short-term Accounts Receivable	(428)	(269)
Inventories	(269)	(48)
Other Assets	(161)	(49)
Liabilities Increase (reduction)	168	60
Suppliers	121	83
Taxes and Social Contributions	(7)	9
Other Liabilities	54	(32)
Cash Generated (Utilized) from Operating Activities	**153**	**66**
Cash Generated (Utilized) from Financial Activities	**178**	**60**
Transactions with the Controlling Company	267	138
Dividends Paid to Shareholders	(89)	(78)
Cash Utilized in Investment Activities	**(303)**	**(131)**
Operating and Commercial Activities	(255)	(119)
Administrative Activities	(19)	(9)
Equity Investments and Others	(29)	(3)
Cash Utilized in the Period	**28**	**(5)**
Beginning Cash	70	75
Ending Cash	98	70

Balance Sheet

Assets	R$ million	
	30.09.2002	30.06.2002
Current Assets	**3.037**	**2.833**
Cash and Cash Equivalents	98	96
Accounts Receivable	1.769	1.725
ICMS to be Reimbursed and Passed on	127	136
Inventories	811	758
Others	232	118
Non-Current Assets	**640**	**584**
Accounts Receivable	265	240
Judicial Deposits	122	117
Deferred Taxes and Social Contributions	161	151
Others	92	76
Fixed Assets	**1.051**	**966**
Investments	91	88
Property, Plant and Equipment	960	878
Total Assets	**4.728**	**4.383**

Liabilities	R$ million	
	30.09.2002	30.06.2002
Current Liabilities	**2.032**	**1.783**
Suppliers	762	697
Taxes and Contributions Payable	126	108
Dividends and Interest on Capital Payable	-	-
Transactions with the Controlling Company	972	789
Others	172	189
Long-Term Liabilities	**554**	**516**
Health Care Benefits	230	224
Pension Plan	198	198
Contingency Provisions	126	94
Shareholders' Equity	**2.142**	**2.084**
Capital Stock	812	812
Revenue and Capital Reserves	744	744
Retained Earnings	-	528
Net Income for the Period	586	
Total Liabilities	**4.728**	**4.383**

Income Statement

R$ million

2Q-2002		3Q-2002	3Q-2001
9.954	**Gross Operating Revenue**	15.922	14.577
(1.816))	**Sales Deductions**	(2.890)	(2.684)
8.138	**Net Operating Revenue**	13.032	11.893
(7.254))	Cost of Goods Sold	(11.581)	(10.818)
884	**Gross Profit**	1.451	1.075
	Operating Expenses		
(576)	Sales, General and Administrative	(1.031)	(666)
(44)	Taxes (mainly CPMF)	(70)	(59)
12	Others, net	(12)	(45)
(608)		(1.113)	(770)
	Net Financial Expenses		
87	Income	130	95
(73)	Expense	(119)	(105)
3	Net Monetary and Exchange Variation –	(35)	11
17		46	1
293	**Operating Profit**	384	306
508	**Non-operating income (expense)**	509	20
-	**Employees' Profit Sharing Plan**		
(273)	**Income Tax and Social Contribution**	(307)	(119)
528	**Net Income (Loss)**	586	207

Sales Deductions

Starting in 2002, there has been a reclassification of the item where the Company is responsible for the payment of the product freight costs and these delivery expenses have been built into the client's price. Shown in the financial statements as deductions against gross revenues up to December 31 2001, this item has now been reclassified as selling expenses (R$143.842 from January to September 2002 and R$ 116.856 million for the same period of the previous year). While these expenses will now be excluded from the net revenues on sales of products and services and gross profit items, this will not affect operating income in either period,

R$ million

2ndQ 2002	3rd Quarter 2002	3rd Quarter 2001		Jan-Sep 2002	Jan-Sep 2001	Δ %
897	998	906	ICMS	2.685	2.502	7,3%
12	13	12	PASEP	36	32	12,5%
57	62	56	COFINS	168	150	12,0%
966	1.073	974	Total	2.889	2.684	7,6%

Sales Volume

Sales volume for the January/September 2002 period was 1,6% lower than the corresponding period the previous year, broken down by product as follows:

thousand m³						
			Sales Volume			
	3rd Quarter			Jan-Sep		
2ndQ 2002	2002	2001		2002	2001	Δ %
1.219	**1.162**	1.120	**Gasoline**	**3.563**	3.265	9,2%
117	**162**	113	**Alcohol**	**384**	353	,8%
2.600	**2.721**	2.731	**Diesel**	**7.823**	7.441	5,1%
1.350	**1.087**	1.684	**Fuel Oil**	**3.782**	4.854	-22,1%
584	**634**	631	**Aviation Products**	**1.811**	1.846	-1,9%
59	**55**	58	**Lubricants**	**167**	152	9,9%
173	**189**	155	**Natural Gas**	**530**	430	23,3%
154	**129**	198	**Asphalt**	**403**	452	-10,8%
483	**382**	426	**Others**	**1.349**	1.333	1,2%
6.739	**6.521**	**7.116**	**Total**	**19.812**	**20.126**	**-1,6%**

The 3Q-2002 decrease in sales volume from 2Q-2002 reduced the Company's overall market share from 33,2% to 32,6 %, equivalent to its market share in the January/September 2001 period.

Net Operating Revenue

Net January/September 2002 operating revenue increased 9,6% over the first nine months of 2001, as a result of fuel price increases and the growth in sales volume of the Company's principal products, mainly gasoline (9,2%) and diesel (5,2%).

R$ million						
			Net income per product			
	3rd Quarter			Jan-Sep		
2ndQ 2002	2002	2001		2002	2001	Δ %
1.167	**1.188**	**1.136**	**Gasoline**	**3.370**	**3.226**	**4,5%**
77	**76**	**71**	**Alcohol**	**221**	**231**	**-4,3%**
1.795	**1.937**	**1.764**	**Diesel**	**5.221**	**4.613**	**13,2%**
543	**627**	**558**	**Fuel Oil**	**1.634**	**1.608**	**1,2%**
347	**437**	**415**	**Aviation Products**	**1.036**	**1.084**	**-4,4%**
97	**92**	**96**	**Lubricants**	**279**	**249**	**12,1%**
69	**82**	**54**	**Natural Gas**	**215**	**143**	**50,4%**
55	**96**	**71**	**Asphalt**	**195**	**156**	**25,0%**
219	**345**	**214**	**Others**	**823**	**554**	**48,6%**
4.369	**4.880**	**4.379**	**Total**	**12.994**	**11.864**	**9,6%**

Capital Expenditures

For the first nine months of 2002, in compliance with the targets contained in its strategic plan for 2002, PETROBRAS DISTRIBUIDORA made capital expenditures totaling R$ 274 million, primarily on the expansion and upgrading of its gas station network, support for its industrial and commercial clients, improvements in its IT structure (SAP-R3) and its distribution bases, as well improvements in safety and environmental systems.

	R$ million				
	Jan-Sep				
	2002	%	2001	%	Δ%
Installation and remodeling of service stations	**140**	**51%**	**78**	**60%**	**79**
Installations at industrial/commercial clients	**68**	**25%**	**3**	**2%**	**2.166%**
Administrative and IT infrastructure	**35**	**13%**	**19**	**15%**	**884%**
Expansion and remodeling of storage bases/distribution terminals	**26**	**9%**	**15**	**12%**	**73%**
Safety and environmental protection systems	**5**	**2%**	**14**	**11%**	**(64%)**
Total capital expenditures	**274**	**100%**	**129**	**100%**	**112%**

Taxes and Contributions Paid

Petrobras Distribuidora's economic contribution to the nation, measured by the payment of taxes, rates and social contributions, totaled R$ 838 million in the first nine months of 2002, 53,5% more than in the same period of the previous year.

R$ million

Economic Contribution - Brazil

2ndQT 2002	3rd Quarter 2002	3rd Quarter 2001		Jan-Sep 2002	Jan-Sep 2001	Δ %
79	74	68	ICMS	222	205	8,3%
11	14	12	PASEP	36	31	16,1%
53	64	64	COFINS	166	154	7,8%
233	92	44	IR and CSLL	347	97	257,7%
21	23	22	CPMF and Others	67	59	13,6%
397	267	210	Total	838	546	53,5%

Capital Stock and Shareholders' Equity

Major Shareholders	Voting Capital Common Shares %	Non-Voting Capital Preferred Shares %	Total %
Petrobras	99,9%	59,6%	73,6%
Brazilian Institutional Investors		11,5%	7,5%
International Institutional Investors		6,1%	4,0%
Individual Shareholders		21,2%	13,8%
ADR - Level I		1,6%	1,0%
Others	0,1%		0,1%
Total	100%	100%	100%
Total Shares	15.000.000.000	28.199.977.500	43.199.977.500

At September 30, 2002, shareholders' equity was R$ 2.142 million, with book value of R$ 49,59 per thousand shares. Market Capitalization at the September 30, 2002 Bovespa price was R$ 1.508 million (R$ 34,90 per thousand shares).

PETROBRAS
DISTRIBUIDORA S.A.

For more information, please visit PETROBRAS DISTRIBUIDORA's website at: www.br.com.br

CONTACTS:

PETROBRAS DISTRIBUIDORA S.A.
Rua General Canabarro, 500
16º andar – Maracanã - Rio de Janeiro, RJ
20271-905 Brasil
Abelardo de Lima Puccini
Chief Financial Officer and Investor Relations Director
+55 (21) 3876-4045
E-mail : rel.invest@br-petrobras.com.br
Carlos Rocha Velloso
Financial Control and Investor Relations
+55 (21) 3876- 4072

"Statements made in this report relating to business prospects for the company, projections and operating and financial targets and in relation to the potential growth for the Company constitute mere forecasts and were based on Management's outlook for the future of the Company. Such expectations are highly dependent on market conditions, macroeconomic performance of the country, of the sector and international markets and are, therefore, subject to change".